Exhibit 99.1

CENTRAL GOLD-TRUST

“The Gold Bullion Trust”

Phone:	905-304-GOLD (4653)
Fax:	905-648-4196
E-Mail:	info@gold-trust.com

www.gold-trust.com

www.goldtrust.ca

Mailing Address:		Courier Address:

P.O. Box 10106	55	Broad Leaf Crescent
Ancaster, Ontario		Ancaster, Ontario
Canada L9K 1P3		Canada L9G 3P2

CENTRAL GOLD-TRUST

5th Annual Report

December 31, 2007

Central Gold-Trust

The Role of Central Gold-Trust

To serve investors as “The Gold Bullion Trust”™.

To hold gold bullion on a secure basis for the convenience of investors.

Investment Policies & Restrictions

The Declaration of Trust requires that at least 90% of Central Gold-Trust’s (“Gold-Trust”) assets be invested in physical gold bullion at all times.  This cannot be changed without the approval of Unitholders.

Gold-Trust’s physical gold holdings may not be loaned, pledged, subjected to options or otherwise encumbered in any way.

Safeguards

Gold bullion is stored on a segregated and insured basis in the underground treasury vaults of the Canadian Imperial Bank of Commerce, one of the largest banks in Canada.

The Bank may not release any of Gold-Trust’s physical bullion holdings without receipt of an authorizing resolution of the Board of Trustees of Gold-Trust.

Bullion holdings and bank vault security are inspected annually and spot inspected periodically by Trustees and/or officers of Gold-Trust.  On each occasion, inspections are required to be performed in the presence of both Gold-Trust’s external auditors and Bank personnel.

Gold-Trust is subject to the regulations and reporting requirements of the American Stock Exchange, the Toronto Stock Exchange, and various Canadian provincial and U.S. securities regulatory authorities.

Conveniences

Gold-Trust’s units are listed on the American Stock Exchange (GTU) and on the Toronto Stock Exchange (GTU.UN in Canadian dollars and GTU.U in U.S. dollars). Making a gold bullion investment through ownership of Gold-Trust units is as easy as calling one’s stockbroker or investment dealer. Gold-Trust is advised that its units are eligible for most types of Canadian and United States regulated capital accounts where physical bullion investment is often not permitted.

Gold-Trust’s stock exchange listings provide readily quoted, liquid markets for the units. The bid/ask spreads are usually considerably less than the buying and selling price spreads of outright bullion purchases, especially for small transactions.

Unlike many other forms of bullion investment, there are no storage or other direct costs paid by the investor.  As well, there are no assay charges to the Unitholder to verify the legitimacy and/or actual gold content upon sale, redemption or liquidation of Gold-Trust units.

Trustees’ Report to Unitholders

Central Gold-Trust is a passive, single purpose, self-governing trust, with voting units, that is focused upon the secure holding of gold bullion on behalf of its Unitholders.

Year-end net assets were 98.2% invested in gold. Gold holdings consisted of 142,909 fine ounces of gold bullion and 4,785 ounces of gold bullion certificates for a total of 147,694 fine ounces at December 31, 2007.

The accounts of Gold-Trust are denominated in United States dollars and, unless otherwise noted, discussion in this Report refers to United States dollars.

A part of the Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2007, with additional comments on pages 12 to 17 hereof, is as follows:

Net Assets — Net assets increased by $46,568,029 or 58.7% during the year to a total of $125,854,581.  The increase in net assets was attributable to the increased price of gold during the year and the net proceeds of the public offering completed on April 5, 2007.

Net Income — The net income for the year ended December 31, 2007 amounted to $28,481,389 ($7.30 per unit) compared to $14,626,805 ($4.46 per unit) for the year ended December 31, 2006, after deducting expenses of $622,843 (2006: $514,587).  Virtually all of the net income for the year represents the unrealized appreciation of holdings, which is not distributable income, but is included in accordance with CICA Accounting Guideline 18.

Annual Expenses — Expenses as a percentage of the average month-end net assets during the 2007 fiscal year were 0.61% compared with 0.67% in 2006.

Liquidity — All of the assets of Gold-Trust are liquid, consisting of gold bullion, cash and interest-bearing cash deposits.

According to legal and tax counsel, the units of Gold-Trust qualify for investment by individuals and most types of Canadian and U.S. retirement accounts, trusts, financial entities and institutions.

Mr. Douglas E. Heagle has advised that he will be retiring from the Board of Trustees at the Annual and Special Meeting of Unitholders to be held on April 24, 2008. Mr. Heagle’s dedicated service as Lead Trustee,  Chairman of the Audit Committee and Member of the Corporate Governance and Nominating Committee, since the inception of Central Gold-Trust, has been most exemplary. The Corporate Governance and Nominating Committee has resolved to propose to Unitholders the nomination of Mr. Heagle’s experienced and capable son, Bruce D. Heagle for election as a Trustee.

We are committed to the secure stewardship of Central Gold-Trust and its gold bullion holdings to fulfill its purpose and mandate as “The Gold Bullion Trust”™.

Sincerely,
On behalf of the Board of Trustees,

March 5, 2008	J.C. Stefan Spicer, President & CEO

STATEMENT OF NET ASSETS

(expressed in U.S. dollars)

	As at December 31,
	2007	2006
Net assets:
Gold at market (Note 2)	$123,546,031	78,131,980
Cash	58,249	69,281
Interest-bearing cash deposits (Note 3)	2,347,380	1,168,270
Prepaid expenses and other	27,563	12,240
	125,979,223	79,381,771
Accrued liabilities (Note 5)	(124,642)	(95,219)
Net assets representing unitholders’ equity	$125,854,581	79,286,552

Represented by:
Capital (Note 4)
Units issued 3,992,500 (2006: 3,277,500)	$66,286,977	48,200,337
Retained earnings inclusive of unrealized appreciation of holdings	59,567,604	31,086,215
	$125,854,581	79,286,552

Net asset value per unit	$31.52	24.19

Net asset value per unit expressed in Canadian dollars	$31.15	28.19

Exchange rate: U.S. $1.00 = Cdn.	$0.9881	1.1653

See accompanying notes to financial statements.

On behalf of the Board of Trustees:

“John P. Embry”                                                                                                                      “Douglas E. Heagle”

STATEMENT OF CHANGES IN NET ASSETS

(expressed in U.S. dollars)

	Years ended December 31,
	2007	2006	2005
Net assets at beginning of year	$79,286,552	64,659,747	55,758,461
Net issuance of units (Note 4)	18,086,640	—	—
Net income inclusive of unrealized appreciation of holdings	28,481,389	14,626,805	8,901,286
Increase in net assets during the year	46,568,029	14,626,805	8,901,286
Net assets at end of year	$125,854,581	79,286,552	64,659,747

STATEMENT OF INCOME

(expressed in U.S. dollars)

	Years ended December 31,
	2007	2006	2005
Income:
Interest	$101,672	57,286	45,226
Unrealized appreciation of holdings	29,002,560	15,084,106	9,244,464
	29,104,232	15,141,392	9,289,690
Expenses:
Administration fees (Note 5)	319,255	245,223	182,692
Safekeeping, insurance and bank charges	96,684	72,749	53,217
Legal fees (Note 5)	48,646	48,522	33,267
Trustees’ fees and expenses (Note 5)	41,726	39,561	38,094
Auditor’s fees	41,266	52,424	33,732
Regulatory filing fees	25,132	16,143	10,264
Unitholder information	18,492	13,701	11,277
Stock exchange fees	16,023	14,724	11,169
Registrar and transfer agent fees	14,059	11,506	13,740
Miscellaneous	786	394	208
Foreign currency exchange loss (gain)	774	(360)	744
Total expenses	622,843	514,587	388,404
Net income
inclusive of unrealized appreciation of holdings	$28,481,389	14,626,805	8,901,286
Net income per unit (Note 1 (c)):
inclusive of unrealized appreciation of holdings	$7.30	4.46	2.72

See accompanying notes to financial statements.

STATEMENT OF UNITHOLDERS’ EQUITY

(expressed in U.S. dollars)

	Years ended December 31,
	2007	2006	2005
Capital (Note 4):
Units: 3,992,500 (2006: 3,277,500; 2005: 3,277,500)	$66,286,977	48,200,337	48,200,337
Retained earnings:
Balance at beginning of year	31,086,215	16,459,410	7,558,124
Net income	28,481,389	14,626,805	8,901,286
Balance at end of year	59,567,604	31,086,215	16,459,410
Unitholders’ Equity	$125,854,581	79,286,552	64,659,747

See accompanying notes to financial statements.

Notes to Financial Statements

For the years ended December 31, 2007, 2006 and 2005

(amounts expressed in U.S. dollars unless otherwise stated)

1.          Summary of significant accounting policies:

Central Gold-Trust (“Gold-Trust”) is a passive, self-governing, single purpose trust, with voting units, established under the laws of Ontario on April 28, 2003.

Gold-Trust’s accounting policies, which conform with Canadian and United States generally accepted accounting principles, are summarized below:

(a)      Foreign currency exchange translation:

Canadian dollar cash deposits are translated at the rates of exchange prevailing at year end.  Any difference between the year-end exchange rate and the exchange rate at the time such deposits were acquired is recorded in the Statement of Income as foreign currency exchange loss (gain).  Expenses incurred in Canadian dollars are translated at the rates of exchange prevailing when the transactions occur.

(b)     Holdings:

Gold bullion and gold certificates are valued at market value at the final daily London fixing rate. Unrealized appreciation of holdings represents the difference between the market value and the average cost of holdings and is recorded in the Statement of Income in accordance with Canadian Institute of Chartered Accountants Accounting Guideline 18..  Investment transactions are accounted for on the trade date.

(c)      Per unit amounts:

The calculation of net income per unit is based on the weighted average number of units outstanding during the year.  The calculation of the net asset value per unit is based on the number of units outstanding at year end.  Gold-Trust has no dilutive instruments.

(d)     Income taxes:

Gold-Trust is taxed as a “Mutual Fund Trust” for income tax purposes.  The Trustees may distribute all net realized capital gains and all taxable income directly earned by Gold-Trust to its Unitholders and deduct such distributions for income tax purposes.  Accordingly, there is no provision for income taxes.

2.          Gold bullion:

Details of gold bullion holdings are as follows:

Gold holdings at December 31	2007	2006	2005
Gold bullion in fine ounces	142,909	118,326	118,326
Gold certificates in fine ounces	4,785	4,581	4,581
Total fine ounces of gold	147,694	122,907	122,907
Cost	$62,426,808	45,903,639	45,903,639
Market — per fine ounce	$836.50	635.70	513.00
Market value	$123,546,031	78,131,980	63,051,291

3.          Short-term cash deposits:

As at December 31, 2007, Gold-Trust held two U.S. dollar fixed deposits: $245,000 at a rate of 4.35% with a maturity date of January 2, 2008; and, $1,480,000 at a rate of 4.7% with a maturity date of March 5, 2008.  Gold-Trust also held one Canadian dollar flexible GIC in the amount of $615,000 at a rate of 4.10% with a maturity date of September 18, 2008.

As at December 31, 2006, Gold-Trust held one U.S. dollar fixed deposit in the amount of $450,000 at a rate of 4.78% with a maturity date of January 29, 2007, and one Canadian dollar flexible GIC in the amount of $837,000 at a rate of 3.75% with a maturity date of July 31, 2007.

4.          Capital:

Under the Declaration of Trust, an unlimited number of units may be issued.  Each unit carries one vote at all meetings of Unitholders.  Each unit is transferable and represents an equal, undivided, beneficial interest in Gold-Trust, in any distributions therefrom and in the net assets in the event of the termination or winding up of Gold-Trust.   There were 3,992,500 units issued and outstanding at December 31, 2007.

The units of Gold-Trust are redeemable by a holder at any time at a price equal to the lesser of: 90% of the average market price during a 10 day trading period commencing immediately following the date on which the units were tendered for redemption; and 100% of the closing market price on the last day of the period.

On April 5, 2007, Gold-Trust, through a public offering, issued 715,000 units for proceeds of $18,086,640, net of underwriting fees of $753,610.  This issue increased the number of outstanding units by 22%, from 3,277,500 to 3,992,500.  The net proceeds from this public offering were used to purchase 24,787 fine ounces of gold in physical bar form at a cost of $16,523,169. The balance of $1,563,471 was retained by the Gold-Trust in interest-bearing cash deposits for working capital purposes.

On November 18, 2004, Gold-Trust, through a public offering, issued 977,500 units for proceeds of $16,742,418, net of underwriting fees of $1,108,485.  Costs relating to this issue were $50,100 and net proceeds were $16,692,318.  The net proceeds from this public offering were used to purchase 35,707 fine ounces of gold in physical bar form at a cost of $15,699,879.  The balance of $992,439 was retained by Gold-Trust in interest-bearing cash deposits for working capital purposes.

The stated and recorded capital of Gold-Trust as at December 31, 2007, 2006 and 2005 was as follows:

	2007	2006	2005
Stated capital — 3,992,500 units (2006: 3,277,500; 2005: 3,277,500)	$66,893,686	48,807,046	48,807,046
Less: Unit issue costs	606,709	606,709	606,709
Capital	$66,286,977	48,200,337	48,200,337
Weighted average units outstanding	3,992,500	3,277,500	3,277,500

5.          Related party transactions:

Gold-Trust is party to an agreement with Central Gold Managers Inc. (the “Administrator”), which is related to Gold-Trust through certain of its officers and Trustees.  Administration fees remitted to the Administrator for the year ended December 31, 2007 increased to $319,255 from $245,223 due to the increase in the value of assets under administration.  Included in accrued liabilities at December 31, 2007 is $31,639 (2006: $21,011) due to the Administrator.  The Administrator furnishes administrative, regulatory compliance and marketing services to Gold-Trust.  For such services, Gold-Trust has agreed to pay an administrative fee, on a monthly basis, equal to 0.40% per annum for the first $100,000,000 of Gold-Trust’s total assets, 0.30% per annum for any excess over $100,000,000 up to $200,000,000 and 0.20% per annum for any excess over $200,000,000 of total assets.  No Trustees fees were paid by Gold-Trust to Trustees who are members of the Executive Committee of Gold-Trust.  Since 2003, the Administrator has consented to reduced fees at three-quarters of stated rates during this stage of Gold-Trust’s development.

Sprott Asset Management Inc. (“SAM”) had a marketing and advisory services agreement with the Administrator for the benefit of Gold-Trust and the Administrator.  Regular fees amounting to $21,748 have been paid to SAM by the Administrator for the period up to the termination of the agreement on May 10, 2007.  Subsequently, a settlement of all fee matters was reached by mutual consent and release on November 5, 2007.  Fees of $42,736 were paid to SAM for the fiscal year ended December 31, 2006.

Gold-Trust incurred legal fees amounting to $48,646 during the year ended December 31, 2007, of which $41,654 (2006: $40,468) was payable to a legal firm to which one of Gold-Trust’s officers is counsel.  A balance of $4,102 was included in accrued liabilities at December 31, 2007 (2006:  $4,120) relating to these services.

6.                 Financial Highlights

	Years ended				Period ended
	December 31,				Dec . 31,
	2007	2006	2005	2004	2003
Per unit performance:
Net asset value per unit at beginning of period	$24.19	$19.73	$17.01	$16.29	$13.74
Net loss before unrealized appreciation of holdings	(0.14)	(0.14)	(0.10)	(0.10)	(0.06)
Unrealized appreciation of holdings	7.47	4.60	2.82	0.82	2.61
Total increase	7.33	4.46	2.72	0.72	2.55
Net asset value per unit at end of period	$31.52	$24.19	$19.73	$17.01	$16.29
Total return	30.3%	22.6%	16.0%	4.4%	18.6%
Percentages and supplemental data:
Ratios as a percentage of average net assets:
Expenses	0.61%	0.67%	0.68%	0.64%	0.38%
Net loss before unrealized appreciation of holdings	0.51%	0.60%	0.60%	0.59%	0.35%

7.          Principal difference between Canadian and United States generally accepted accounting principles:

                    There are no differences between Canadian and United States generally accepted accounting principles which would require a reconciliation in the financial statements of Central Gold-Trust.

8.          Comparative financial statements:

The comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the 2007 financial statements.

9.              New accounting and auditing pronouncements:

In fiscal 2007, Gold-Trust adopted, retroactively without restatement, the new Canadian accounting recommendations for Financial Instruments-Recognition and Measurement. These new pronouncements did not have any impact on the Company’s financial statements.  The Trust also adopted Auditing Standard AS-5 of the Public Company Accounting Oversight Board.

For fiscal 2007, Gold-Trust adopted the provisions of the Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48).  Under FIN 48, Gold-Trust may recognize the tax benefit or liability from a tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.  The adoption of FIN 48 did not have any impact on Gold-Trust’s tax position.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, to increase consistency and comparability in fair value measurements and to expand their disclosures.  The new standard includes a definition of fair value as well as a framework for measuring fair value.  The standard is effective for fiscal periods beginning after November 15, 2007 and should be applied prospectively, except for certain financial instruments where it must be applied retrospectively as a cumulative-effect adjustment to the balance of opening retained earnings in the year in which this statement is initially applied.  Gold-Trust is currently evaluating whether this standard will have any impact on its financial statements for the year ending on December 31, 2009.  Gold-Trust’s policy and practice is at all times to only utilise broadly quoted market values (Level 1) when valuing its assets.

10.          Subsequent Event:

An offering of units on January 30, 2008 closed on February 12, 2008 with 287,000 units being issued for $36.65 each, for gross proceeds of $10,518,550.  The net proceeds to Gold-Trust were $10,097,808.  This issue increased the number of outstanding units to 4,279,500, an increase of over 7%, which should serve to increase the trading liquidity and slightly reduce the annual expense ratio for the benefit of all Unitholders.

Auditors’ Report to Unitholders

We have audited the statements of net assets of Central Gold-Trust (the “Trust”) as at December 31, 2007 and 2006 and the statements of income, changes in net assets and unitholders’ equity for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Trust’s senior officers. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Trust’s senior officers, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2007 and 2006 and the results of its operations and the changes in its net assets for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian and US generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2007 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2008 expressed an unqualified opinion.

Toronto, Canada

March 5, 2008

Report of Independent Registered Public Accounting Firm

The Unitholders of Central Gold-Trust

We have audited Central Gold-Trust’s (the “Trust”) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Trust’s senior officers are responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in this Annual Report. Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A trust’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A trusts’ internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the trust; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the trust are being made only in accordance with authorizations of senior officers and trustees of the trust; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the trusts’ assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Central Gold-Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the statement of net assets of Central Gold-Trust as of December 31, 2007 and 2006, and the related statements of income, changes in net assets and unitholders’ equity for each of the three years in the period ended December 31, 2007 and our report dated March 5, 2008 expressed an unqualified opinion thereon.

Toronto, Canada

March 5, 2008

Responsibility for Financial Reporting

The accompanying financial statements of Central Gold-Trust and all of the information in this Annual Report are the responsibility of the senior executive officers and have been approved by the Board of Trustees and its Audit Committee.

The financial statements have been prepared by the senior executive officers in accordance with Canadian generally accepted accounting principles.  Financial statements may include certain amounts based on estimates and judgments.  The senior executive officers have determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly in all material respects.  They  have prepared financial information presented elsewhere in the Annual Report and have ensured that it is consistent with that in the financial statements.

Gold-Trust maintains systems of internal accounting and backup, as well as administrative and regulatory compliance controls of high quality, for a reasonable cost.  Hard copies of transactions and monthly statements are retained in Gold-Trust’s files.  Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable, retrievable and accurate and that Gold-Trust’s assets are appropriately accounted for and adequately safeguarded.

The Board of Trustees is responsible for guiding the Administrator and overseeing senior officers in the Board’s fulfillment of its responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the financial statements.  The Board carries out this responsibility principally through its Audit Committee, which consists solely of independent Trustees.

The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the Unitholders.  Ernst & Young LLP has full and free access to the Audit Committee.

Ancaster, Canada, March 5, 2008

J.C. STEFAN SPICER	WILLIAM L. TRENCH
President & CEO	Chief Financial Officer

Management’s Discussion and Analysis (MD&A)

The financial statements of Central Gold-Trust (“Gold-Trust”) are presented in United States dollars and prepared in accordance with Canadian Institute of Chartered Accountants (“CICA”) Accounting Guidline 18 and with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP. Notes to the financial statements on pages 5 to 8 should be referred to as supplementary information to this discussion and analysis.

Gold-Trust is a passive, self-governing, single purpose trust established by Declaration of Trust on April 28, 2003.  Its purpose is  to acquire, hold and secure gold bullion on behalf of its Unitholders.  Gold-Trust is not an operating entity nor does it have any employees, office facilities or the potential risks thereof.  Gold-Trust retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the Administrative Services Agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Disclosure Controls and Procedures

The senior executive officers have ensured that there are disclosure controls and procedures that provide reasonable assurance that material information relating to Gold- Trust is disclosed on a timely basis.  They believe these disclosure controls and procedures have been effective during the fiscal year ended December 31, 2007.

Results of Operations — Changes in Net Assets

Changes in net assets, as reported in U.S. dollars, from period to period, are primarily a result of any unit offerings and the changing market price of gold.  The following table summarizes gold prices and the changes in net assets in U.S. dollars:

	Years ended December 31
	2007	2006	2005
Unrealized appreciation of holdings (in millions)	$29.0	$15.1	$9.2
Net income for the period (in millions)	$28.5	$14.6	$8.9
Net income per unit	$7.30	$4.46	$2.72
Total net assets (in millions)	$125.9	$79.3	$64.7
Change in net assets from prior year (in millions)	$46.6	$14.6	$8.9
% change from prior year	58.7%	22.6%	16.0%
Gold price (U.S. $ per fine ounce)	$836.50	$635.70	$513.00
% change from prior year	31.6%	23.9%	17.1%

In fiscal 2007, net assets as reported in U.S. dollars increased by 58.7% or $46.6 million.  A large portion of this increase was attributable to the public offering completed on April 5, 2007 as described in Note 4 to the financial statements.  The unit issue was completed at a premium over the net asset value per unit at the time of pricing, such that there was no dilution of the interests of existing Unitholders.  Net proceeds from the issue were $18,086,640,  of which $16,523,169 was used to purchase 24,787 fine ounces of gold bullion in physical bar form.  The balance of the net proceeds, $1,563,471, was retained by Gold-Trust in interest-bearing cash deposits for working capital purposes.

The balance of the increase in net assets of  $28.5 million was primarily attributable to a 31.6% increase in the price of gold during the year.

The increase in net assets was nominally affected by the loss before unrealized appreciation of holdings during the year.

In fiscal 2006, net assets as reported in U.S. dollars increased by 22.6% or $14.6 million.  The increase in net assets was attributable to a 23.9% increase in the price of gold during the year.

The increase in net assets was nominally affected by the loss before unrealized appreciation of holdings during the year.

In fiscal 2005, net assets as reported in U.S. dollars increased by 16.0% or $8.9 million.  The increase in net assets was primarily attributable to a 17.1% increase in the price of gold during the year.

The increase in net assets was nominally affected by the loss before unrealized appreciation of holdings during the year.

Summary of Quarterly Financial Information

	Quarter ended (in US$)				Year ended (in US$)
2007	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31
Income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$13,845,299	13,734,491	(1,696,895)	3,221,337	29,104,232
Net income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$13,680,430	13,582,157	(1,846,639)	3,065,441	28,481,389
Net income (loss) per unit inclusive of unrealized appreciation (depreciation) of holdings	$3.42	3.40	(0.46)	0.94	7.30

	Quarter ended (in US$)				Year ended (in US$)
2006	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31
Income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$4,460,318	(1,736,445)	3,922,987	8,494,532	15,141,392
Net income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$4,333,319	(1,858,328)	3,791,542	8,360,272	14,626,805
Net income (loss) per unit inclusive of unrealized appreciation (depreciation) of holdings	$1.32	(0.57)	1.16	2.55	4.46

2005	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31
Income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$4,895,479	4,501,625	1,178,432	(1,285,846)	9.289,690
Net income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$4,798,862	4,410,656	1,078,696	(1,386,928)	8,901,286
Net income (loss) per unit inclusive of unrealized appreciation (depreciation) of holdings	$1.46	1.35	0.33	(0.42)	2.72

Forward-looking Observations

Changes in the market price of gold are the primary cause of changes in the net asset value per unit. Assuming as a constant exchange rate, the rate which existed on December 31, 2007 of $0.9881 Canadian for each U.S. dollar together with the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per unit by approximately  U.S. $3.09 per unit or Cdn $3.06 per unit.

When expressed in U.S. dollar terms, Gold-Trust’s net asset value per unit is largely unaffected by changes in the U.S./Canadian dollar exchange rate due to the fact that nearly all of Gold-Trust’s net assets are gold, which is priced in U.S. dollars.  However, changes in the value of the U.S. dollar relative to the Canadian dollar have a direct impact on net assets as expressed in Canadian dollars. This arises because over 98% of Gold-Trust’s net assets are denominated in U.S. dollars, including gold bullion and cash deposits.  An increase in the value of the Canadian dollar versus the U.S. dollar means that the aforementioned U.S. dollar denominated assets are worth less when expressed in Canadian dollar terms.

Changes in the value of the U.S. dollar relative to the Canadian dollar will have an impact on the net asset value per unit as reported in Canadian dollars.   As previously mentioned, over 98% of Gold-Trust’s net assets are denominated in U.S. dollars.  Assuming constant gold prices, a 10% increase or decrease in the value of the U.S dollar relative to the Canadian dollar would change the net asset value per unit as expressed in Canadian dollars in the same direction by approximately the same percentage.

Results of Operations — Net Income

Gold-Trust’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold bullion.  Generally, Gold-Trust seeks only to maintain adequate cash reserves to enable it to pay the expenses of maintaining Gold-Trust.  Gold-Trust’s actual revenues were a small portion of its total income.  However, the CICA Accounting Guideline 18, requires Gold-Trust to record unrealized appreciation (depreciation) of holdings in income.  Accordingly, for the last three fiscal periods, Gold-Trust has reported net income.  Gold-Trust expects to generate some cash flow from its holdings of cash equivalents and may sell bullion certificates only if necessary to replenish cash reserves.

Gold-Trust does not anticipate the payment of regular distributions. In the event of any sales of gold that result in capital gains, as indicated in note 1(d) to the financial statements on page 5, distributions may be made.

Fiscal 2007 Compared to Fiscal 2006

Net income of $28,481,389 for the 2007 fiscal year was 94.7% higher than the 2006 net income of $14,626,805.  The major component of this increase was the unrealized appreciation of holdings.  Interest income was higher compared to the prior year as both the average balances of interest-bearing cash deposits and bank interest rates increased.

The increase in net assets during the year had an impact on several expense categories.  Administration fees, which are calculated monthly based on net assets at each month-end, increased during the year as a direct result of the higher level of net assets.  Similarly, safekeeping fees, stock exchange fees and some other expenses increased to reflect the increased dollar prices of gold bullion being held.

The expenses of maintaining Gold-Trust, expressed as a percentage of the average of the month-end net assets were 0.61%  for fiscal 2007 compared with 0.67% in fiscal 2006.

Fiscal 2006 Compared to Fiscal 2005

Net income of $14,626,805  for the 2006 fiscal year was 64.3% higher than the 2005 net income of $8,901,286.  The major component of this increase was the unrealized appreciation of holdings.  Interest income was higher compared to the prior year as both the average balances of interest-bearing cash deposits and bank interest rates increased.

The increase in net assets during fiscal 2006, which was primarily attributable to the increase in the price of gold, had an impact on several expense categories.  Administration fees, which are calculated monthly based on the net assets at each month-end, increased during the year as a direct result of the higher level of net assets.  Similarly, safekeeping fees, stock exchange fees and some other expenses increased to reflect the increased dollar prices of gold bullion being held.  Legal and audit fees increased mainly due to the listing of the units on the American Stock Exchange.

The expenses of maintaining the Trust, expressed as a percentage of the average of the month-end net assets, was 0.67% for the 2006 fiscal year compared with 0.68% in  fiscal 2005.

Liquidity and Capital Resources

All of Gold-Trust’s assets are liquid.  Gold-Trust holds small cash reserves that generate some interest income primarily to be applied to pay expenses.  At December 31, 2007, Gold-Trust’s cash reserves, including cash equivalents, were $2,405,629.  The comparable figure at December 31, 2006 was $1,237,551.  The ability of Gold-Trust to have sufficient cash to pay the expenses of maintaining the Trust and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents.  Should Gold-Trust not have sufficient cash to meet its needs in the future, minor portions of Gold-Trust’s gold holdings may be sold to provide working capital and to pay for redemptions (if any) of units.  Sales of gold could result in Gold-Trust realizing either capital losses or gains.  During the fiscal year ended December 31, 2007, Gold-Trust’s cash reserves increased by $1,168,078  The primary sources and uses of cash were as follows:

Sources of Cash

The primary inflow of cash was the cash portion retained from the proceeds of the issuance of units from the April 2007 public offering of $18,086,640.  An additional $98,486 was interest income earned on short-term cash deposits.

Uses of Cash

The primary outflow of cash during the year involved the purchase of gold bullion with the proceeds from the unit issue referred to above.  Gold-Trust paid $16,523,169 to purchase 24,787 fine ounces of gold.

During fiscal 2007, total expenses were $622,843 of which $493,879 was paid.  The balance of $128,964 reflects changes in accruals and the foreign currency exchange loss between the 2006 and 2007 year ends.

Risk Factors

The avoidance of risk is uppermost in the purpose, construct and defensive stewardship of Gold-Trust.  Gold bullion owned by Gold-Trust is stored in segregated safekeeping in the treasury vaults of the Canadian Imperial Bank of Commerce (the “Bank”) and is insured by the Bank. Gold-Trust’s purpose is to hold gold on behalf of its Unitholders.  Gold-Trust’s gold assets are traded internationally and are denominated in U.S. dollars.  As at December 31, 2007, Gold-Trust’s assets consisted of 95.0% gold bullion, 3.2% gold certificates and 1.8% cash and interest-bearing cash deposits and other working capital.

Gold-Trust does not engage in any borrowing, leasing, lending or hedging activities involving its assets.  Consequently, the value of Gold-Trust’s units will depend on, and typically fluctuate with,  the changing prices of gold.

The principal factors affecting the price of Gold-Trust’s units are factors which affect the currency prices of gold.  The gold price may be affected at any time by various unpredictable international, economic, monetary and political factors.  Macroeconomic considerations include: expectations of future inflation rates; fluctuations in the exchange rates of the U.S. dollar, the principal currency in which gold is quoted; interest rate volatility; and, unexpected global, or regional, political or economic incidents.

Related party information

Please refer to Note 5  on page 7 of this Annual Report.

Other

Gold-Trust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency.  However, certain of Gold-Trust’s expenses are paid, and Gold-Trust’s units trade, in Canadian currency as well as U.S. currency.  Therefore, because exchange rate fluctuations are beyond Gold-Trust’s control, there can be no assurance that such fluctuations will not have an effect on Gold-Trust’s accounts or on the trading value of Gold-Trust’s units in Canadian dollars.

The Administrator anticipates U.S. dollar denominated prices of gold bullion will increase over time. The impact of inflation should be reflected in Gold-Trust’s financial statements which are prepared to report market values, and in the market value of the 3,992,500 voting units issued and outstanding.

The Trustees will consider, from time to time, the issue of additional units at a net price that would be non-dilutive to present Unitholders’ interests. Additional unit issues to enlarge Gold-Trust’s asset base should enable a reduction in the expense ratio per unit and broaden exchange trading liquidity to the advantage of all Unitholders of Gold- Trust.

Gold-Trust is advised that U.S. investors investing in Gold-Trust units for taxable accounts should acquaint themselves with Passive Foreign Investment Company (PFIC) rules and Qualifying Election Forms (QEF’s) which may apply to their investment in Gold-Trust units.

This Report dated February 14, 2008, annual information forms, notices of annual meetings and information circulars, press releases, financial and other information are available at www.sedar.com and www.gold-trust.com.

Corporate Information

Trustees	Officers

John P. Embry (E)	John P. Embry, Co-Chairman
Brian E. Felske (A) (I)	Philip M. Spicer, Co-Chairman
Douglas E. Heagle (A) (C) (I) (L)	J.C. Stefan Spicer, President & CEO
Ian M.T. McAvity (C) (I)	John S. Elder, Q.C., Secretary
Robert R. Sale (A) (C) (I)	J.L. Michele Spicer, Assistant-Secretary
Philip M. Spicer (N) (E)	William L. Trench, A.C.I.S., CFO
J.C. Stefan Spicer (N) (E)	Krystyna S. Bylinowski, Treasurer

(A)	—	Member of Audit Committee
(C)	—	Member of Corporate Governance & Nominating Committee
(E)	—	Member of Executive Committee
(I)	—	Independent Trustee
(L)	—	Lead Trustee
(N)	—	Nominee of the Administrator

Administrator	Custodian

Central Gold Managers Inc.	Canadian Imperial Bank of Commerce
Ancaster, Ontario, Canada	Toronto, Ontario, Canada

Auditors	Registrar and Transfer Agent

Ernst & Young LLP	CIBC Mellon Trust Company, Canada
Toronto, Ontario, Canada	Mellon Investor Services LLC,U.S.A.

Legal Counsel	Stock Exchange Listings

Fraser Milner Casgrain LLP	AMEX Symbol:	GTU	(US$)
Toronto, Ontario, Canada

Dorsey & Whitney LLP	TSX Symbols:	GTU.UN	(Cdn $)
Toronto, Ontario Canada		GTU.U	(U.S. $)

Unit Asset Value Information

The net asset value per unit is calculated daily and is available by calling Central Gold-Trust at (905) 304-4653. The total net assets, the net asset value per unit and the detailed basis of their calculations are posted daily at www.gold-trust.com and www.goldtrust.ca.